UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. __)

1.	Name of the Registrant: Hibbett, Inc.
2.	Name of Person Relying on Exemption: Bronte Capital Management Pty Ltd. John L. Hempton Simon D. Maher
3.	Address of Person Relying on Exemption: Suite 1703, Westfield Tower 2 101 Grafton Street Bondi Junction, NSW 2022 Australia
4.	Written Materials. The following written material is attached: Blog post, dated June 13, 2024

 * * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Bronte Capital Management Pty Ltd. (together with its affiliates, “Bronte”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Bronte.

PLEASE NOTE: Bronte is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Hibbett – why did the management choose to sell – and should we accept?

JOHN HEMPTON
JUN 13, 2024

The funds I advise are not activist funds – and we are generally not activist shareholders.

However sometimes we see a situation where – for the benefit of our clients – we feel we need to take some kind of action.

The most notable example of this is when we were (loudly) opposed to the deal by which Swedish Match sold itself to Philip Morris. We thought this was stupid at the time and have been proven correct since.

Below is the sales path of Zyn – the most attractive asset at Swedish Match – in the US. The transaction was announced in the second quarter of 2022 – and since then Zyn has simply crushed it:

If Swedish Match had remained an independent company the stock would have doubled.

The Hibbett acquisition

Again, we are faced with an acquisition of one of our holdings that we are not comfortable with. We have written extensively on this blog (and to our clients) of how we view Hibbett. We thought then (and still think) that the business will be bigger and better in ten years.

So why then would we be happy with a deal to sell the company at 10 times current earnings? It seems stupid to us.

Yes, there is an argument that Hibbett has traded as low as 4 times earnings recently and so 10 times earnings is a good price. But over the very long period 10 times earnings is at the low-end of what Hibbett has traded at – and I suspect the future is pretty good here for the reasons indicated in the previous post.

Here is a long chart of the stock – which shows it to be better than a twenty bagger since IPO – and its previous price earnings ratios (from CapitalIQ).

As you can see – the blue line above – Hibbett has rarely traded at below 10 times earnings – and first hit that (low) ratio around 2017. Since then, earnings have gone up sharply.

And now the management has proposed selling at roughly 10 times earnings despite considerable historic growth and what we think is likely future growth.

You might think that management has decided this on the assumption that the future is notably worse than the past. But it is just not true.

The proxy statement that was released in connection with the transaction also publishes the company’s internal projections. Here is what they say about the harder times they project:

In February 2024, Hibbett’s management updated, and the Board approved, the Initial Hibbett Projections to reflect a downward revision to management’s forecast for each of the fiscal years 2025 through 2029 after considering, in management’s best judgment, (i) the probable impact of the challenging market environment on Hibbett’s business throughout the forecast period and (ii) Hibbett’s financial performance for the fiscal year ended February 3, 2024 (the “Revised Hibbett Projections,” together with the Initial Hibbett Projections, the “Projections”).

So how bad are the new projections?

Clearly not very. Here are the revised projections taking account of the “challenging market environment”.

So now a management team I trust is telling me that I should accept an offer for the company at 5 times forward earnings – and after what would be considerable distributable profit in the next five years.

This is nuts to us.

Obviously, you might also think the projections are silly. But in 2019 Hibbett’s revenue was barely over a billion dollars. Growth was 71 percent over five years to more than $1.7 billion as of 2024. The company is predicting a slowing – they only predict 45 percent growth over the next five years.

Also operating profit in 2019 was a mere $37.5 million and is now running at $137 million. The company is projecting far less growth over the next five years than they have achieved over the last five.

I think our choice here is simple. We will vote against the transaction. We hope other shareholders do too.

We do think that there is a (higher) price shareholders will accept. Indeed, there is a higher price we would accept – but without a very good explanation from management, that price is substantially higher than the current offer. We will however listen to management. We think this management team is very good – and if they have a good explanation for selling, we should consider it. The proxy however gives us strong reasons not to sell.

Looking forward to more details. We would love to know what other shareholders think. There may be some that give us reason to accept. There may be some that think a modestly higher price is acceptable, while others may demand a significant bump to approve. For the moment though we intend to vote against the transaction.

John Hempton

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. BRONTE CAPITAL MANAGEMENT PTY LTD. (TOGETHER WITH ITS AFFILIATES, “BRONTE”) IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. BRONTE IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.